Filed by First Interstate BancSystem, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Cascade Bancorp (Commission File No.: 000-23322)

Understanding the Merger of

First Interstate Bank & Bank of the Cascades

First Interstate Bank Employee Q&A

What’s Happening & Why:

Q: Why has First Interstate Bank agreed to acquire Bank of the Cascades?

A: When we make the decision to acquire a bank, our first consideration is alignment of the acquired company with our own. Is it a good fit with the culture and values of First Interstate Bank? Bank of the Cascades’ operating philosophy, commitment to community banking and corporate responsibility parallels that of our own, so we are honored to have them become part of our organization.

We also consider the opportunity to grow and to better serve our customers. In this case, Bank of the Cascades has a very attractive franchise in Oregon, Idaho, and Washington, allowing us to expand our presence and opportunities across the West. It is a good growth opportunity for both companies and for the customers of both banks, who will have access to more banking offices in addition to new products and services.

Q: Why is this good for our customers?

A: Once the merger is complete, our customers will have access to nearly 130 banking offices across the West in Oregon, Idaho, Washington, Montana, Wyoming and South Dakota.

Both banks share a proud history of delivering quality, competitive financial services to customers and of making a positive difference in the communities we serve. It is this shared culture and commitment to community and to delivering an exceptional banking experience that makes the combination of our two banks such a good thing. In fact, both business and personal banking customers will see some additional service opportunities in response to their financial needs.

Introducing the Bank of the Cascades:

Q: Can you tell me a bit more about Bank of the Cascades?

A: Bank of the Cascades, headquartered in Bend, Oregon, delivers personalized relationship banking, competitive financial products, and advanced technology for the convenience of their customers. The $3 billion community bank was founded in 1977 with their first branch in Bend.

Bank of the Cascades today offers full-service community banking through a network of branches throughout Oregon, Idaho, and Washington. Though Bank of the Cascades has loan origination offices in Portland and Seattle, the Bank is largely made up of small town branches, much like FIB, that are deeply rooted in the communities they serve.

At Bank of the Cascades, their Directors, Executive Leadership, and Staff are proudly involved in their respective communities. They not only provide financial support to many local causes, yet also proudly and tirelessly volunteer their time and energies to a wide variety of community, business, and charitable organizations.

Q: Is First Interstate Bank going to exit any Bank of the Cascades communities after the merger is complete?

A: At this time, we intend to continue providing quality financial services to all markets currently served by Bank of the Cascades. We are excited to expand into the West! Working together, we are able to deliver additional strength and capacity to serve the growing financial needs in our markets.

Impact to Customers:

Q: What do I say when a customer asks if we are becoming a big bank?

A: First Interstate Bank has always been, and will continue to be a values-based, family company committed to the customers and communities we serve. Our geography may grow, yet our local decision-making, community bank model will not change. We rely on the expertise of our bankers as experts in their local markets, where they are best suited to make decisions. Moving into a new region provides new opportunity for First Interstate to have a positive impact on the business economy and communities we serve. The bonus for our customers is that they will have access to more banking offices.

Commitment to Community

Q: I am proud of First Interstate Bank’s commitment to our communities. Does Bank of the Cascades share that commitment?

A: Absolutely! Community matters and it is integral to the culture at Bank of the Cascades. They have a long history of participating and giving back to their communities. In addition to delivering credit to strengthen local and regional economies, Bank of the Cascades is a generous and consistent supporter of local nonprofit organizations, with financial donations as well as donation of time and talent delivered through active employee volunteerism, board involvement and local leadership.

Employment:

Q: How will the merger impact jobs? Will FIB employees have an opportunity to relocate?

A: First Interstate Bank and Bank of the Cascades have been working closely together to ensure the merger has as little impact on employees as possible. Our expectation is that many employees from Bank of the Cascades will have the opportunity to continue as part of the new First Interstate Bank team. As a result of the merger, the combined bank will have a larger workforce to serve a larger customer base, which will provide employees with more development and relocation opportunities.

Employment decisions are a top priority for us. We appreciate the quality of their teams and feel our two companies share a similar employee-centric culture. Together we understand the challenges brought on by uncertainty and we have committed to connecting with individual team members as soon as possible.

At this time, we ask that you take care not to make assumptions or speculate on what may or may not happen. Please give this process the time it needs to work effectively and know that connecting with all individuals on their teams will be a priority in the coming months.

Q: Is there anything I can do to help at this time?

A: Yes! You can accept responsibility to stay informed so that you can confidently respond to customer questions and support the merger of our two banks. Our customers will form their opinions largely based on how each of us responds to them and to this news. By being positive, we will provide them the reassurance they are seeking that this change is a positive one.

Know that we all take a great deal of pride in First Interstate Bank and now it is with a strong belief in our company that we have agreed to make it even stronger by merging with Bank of the Cascades.

Next Steps:

What Should We Expect Next?

In the next two weeks, we will be holding meetings and town halls across all Bank of the Cascades regions so that team members will have the opportunity to meet First Interstate leadership in person and to ask questions of them and of Bank of the Cascades leadership.

After that, please watch for ongoing communication on Inet, progress and next steps as we work together to combine our companies. It is no small action to combine two companies of our size and while we do not yet have an official date for the close of the transaction, we do anticipate working over the coming months toward that goal.

While this is an exciting time, it is also a time to remember that it is currently business as usual. Your contribution to our company is sincerely appreciated and we look forward to keeping you informed and answering your questions as we move forward.

Refer all questions to the following:

INVESTOR RELATIONS:

Marcy Mutch, Chief Financial Officer

406-255-5322

Investor.Relations@fib.com

or

MEDIA:

Cynthia Lyle, Senior Vice President, Marketing Director

406-255-5337

cynthia.lyle@fib.com

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about First Interstate’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving First Interstate and Cascade, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Interstate and Cascade operate; the ability to promptly and effectively integrate the businesses of First Interstate Bank and Cascade; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on merger-related issues.

These factors are not necessarily all of the factors that could cause First Interstate’s, Cascade’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm First Interstate’s, Cascade’s or the combined company’s results.

All forward-looking statements attributable to First Interstate, Cascade or the combined company or persons acting on First Interstate’s or Cascade’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and First Interstate and Cascade do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If First Interstate or Cascade updates one or more forward-looking statements, no inference should be drawn that First Interstate or Cascade will make additional updates with respect to those or other forward-looking statements.

Additional Information About the Merger and Where to Find it

This communication is being made with respect to the proposed transaction involving First Interstate and Cascade. This material is not a solicitation of any vote or approval of the First Interstate or Cascade shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents that First Interstate and Cascade may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger, First Interstate will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of First Interstate and Cascade and a prospectus of First Interstate, as well as other relevant documents concerning the proposed merger. Before making any voting or investment decisions, investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Both First Interstate and Cascade will mail the joint proxy statement/prospectus to their respective shareholders. Shareholders are also urged to carefully review and consider each of First Interstate’s and Cascade’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Copies of the Registration Statement and joint proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about First Interstate and Cascade, may be obtained as they become available at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Interstate at www.fibk.com or from Cascade at www.botc.com.

First Interstate, Cascade and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of First Interstate’s and Cascades shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the proxy statement for First Interstate’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2016. Information about the directors and executive officers of Cascade and their ownership of Cascade common stock is set forth in the proxy statement for Cascade’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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